FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2008

Commission File Number 001-32412

CENTRAL SUN MINING INC.
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL SUN MINING INC.

Date: July 2, 2008	By: /s/ Denis C. Arsenault Denis C. Arsenault, Chief Financial Officer

FOR IMMEDIATE RELEASE	TSX: CSM, CSM.WT
July 2, 2008	AMEX: SMC

CENTRAL SUN INTERSECTS 8.76 G AU/T OVER 15.4
METRES AT LIMON MINE;

IDENTIFIES NEW ZONES AT OROSI MINE

CONFERENCE CALL

Central Sun Mining Inc. (the “Company”) has scheduled a conference call for analysts and investors on Wednesday, July 2, 2008 at 11:00 am. (Eastern) to provide an update on its exploration and operations activities.

Conference Call

To participate in the conference call, please dial 416-695-9753 or 1-888-818-4097 about five minutes prior to the start of the conference call.

A live audio webcast of the conference call will be available at www.centralsun.ca.

An archived recording of the call will be available at 416-695-5800 or 1-800-408-3053 (Passcode 3265545#) until July 09, 2008 11:59 p.m. An archived recording of the webcast will also be available on the Company’s website.

EXPLORATION UPDATE

Limon Mine Area

Drilling has continued on the new Santa Pancha southern extension to follow up on the promising results from the initial discouvery drilling previously reported and as shown on vertical longitudinal section below in Figure 1. Central Sun Mining Inc. has completed 14 diamond drill holes totaling 4,441 metres of a planned 10,000 metre program in the Limon Mine area.  The Santa Pancha orebody, which has the highest grade within the Limon Mine area deposits, is currently being mined on the 100 metre level at a reserve grade of approximately 5.6 g Au/t.

“We are very excited about the high grades and significant widths being discovered by Dr. Pearson and his exploration team” commented Peter Tagliamonte, President and CEO, “it really shows the potential of the area and with the ongoing exploration program we are confident in our ability to define this new discovery and to grow it into a considerably larger production base for the Limon Mine”

Commencing with Hole LM-08-10 the drill program has focused on defining a mineral resource in the new extension area with drill hole spacing at approximately 50 metres by 50 metres. Complete drilling results are listed below in Table 1 and shown in Figure 1.

Significant results from the first definition holes are as follows:

•	8.76 g Au/t (6.21 cut) over true width of 15.4 metres in LM-08-13
•	6.70 g Au/t over true width of 6.6 metres in LM-08-14
•	6.25g Au/t over true width of 5.0 metres in LM-08-10
•	7.43 g Au/t over true width of 3.8 metres in LM-08-12

Holes LM-08-008 and LM-08-009 were part of a deeper series of holes approximately 100 metres below the first six holes. A 34 metre wide (true width) altered and mineralized zone was intersected in LM-08-009 which returned 3.83 g Au/t over a true width of 2.0 metres.

Dr. Bill Pearson, P.Geo., Executive Vice President, Exploration commented, "Drilling is contining to confirm the potential for a significant mineral resource in this zone. The closer spaced drilling is providing better definition of the distribution of gold mineralization within this extensive structure. Downhole induced polarization surveys will also be carried out to aid in outlining the full extent of the strong zones of silicification with which the best grade mineralization is associated."

The Santa Pancha structure, located about 4 kilometres east of the Limon processing plant, strikes N20E and extends for approximately 2.5 kilometres along strike. The target zone being tested as shown on the longitudinal section in Figure 1 extends for approximately 650 metres along strike from the No. 2 shaft area southwards to the No. 8 shaft. The drill holes completed to date have confirmed that the favourable structure extends to a vertical depth of at least 350 metres.

Orosi Mine Area

Exploration drilling totaling a minimum of 10,000 metres is planned for the Orosi Mine area of which 7,140 metres in 40 holes have been completed to date including the check holes previously reported that were recommended by Scott Wilson (758 metres in 5 holes). Targets being tested as shown below in Figure 2 include Mojon SW, Victoria-Santa Maria, San Juan, Los Angeles and Quernos do Oro. In addition, an induced polarization geophysical survey has been completed covering a potential strike extension of 3 kilometres of the Mojon-Crimea and associated structures northeast of the mine.

Drilling of 2,036 metres in 12 holes has been completed to test the San Juan vein structure, a potential open pittable target, located about 5 kilometres south of the mine area. These holes tested the structure over approximately an 800 metre strike length to a vertical depth of 180 metres. All but one hole intersected gold mineralized quartz veins/vein breccias. Significant results previously reported from the first six (6) holes (see press release April 30, 2008) include 19.55g Au/t (17.58 cut) over 1.2 metres true width and 2.48 g Au/t over 5.7 metres true width. Significant results from the new holes include 18.28 g Au/t (13.26 cut) over 1.9 metres true width in SJ-08-07 and 2.86 g Au/t over 7.6 metres true width in SJ-08-08. Table 2 gives complete results. Compilation of new drill data with historical drill data is being completed to outline the best areas for resource definition.

A detailed mapping program including re-interpretation of previous geological data in conjunction with new diamond drilling and petrological work by Dr. Robert Hodder, P.Geo., a well known specialist in epithermal gold systems, working with the Central Sun exploration team has outlined a number of new targets along the Mojon-Crimea structure which hosts the majority of the mineral resources outlined to date at Orosi. A particular focus has been the potential extension to the southwest of the current pit design limits on Mojon. Seven (7) holes totaling 1,548 metres have completed to test potential new structures. Results on these holes are pending.

Trenching on the Cuernos de Oro structure located 2 kilometres north of the mine has been completed with results pending. Drilling to test this structure over a strike length of 1 kilometre has now commenced.

In the Victoria-Santa Maria area, twelve (12) holes totaling 2,618 metres have been completed at approximately 100 metre spacing to test the structure between the two mining areas that previously had very little drilling. All holes have intersected mineralized structures. Results have been received for the first five (5) holes only but no significant values were returned.

Induced Polarization/Resistivity surveys totaling 38.6 line kilometres in 21 lines have been completed to explore the potential strike extension over approximately 3 kilometres of the Mojon-Crimea structures as well as satellite structures to the immediate northeast of the mine area. This survey has outlined a number significant anomalies including two major chargeability anomalies 1.2 kilometres and 2.5 kilometres northeast of the mine area respectively, as shown below in Figure 2. The chargeability response likely results from sulphide mineralization in an alteration envelope. These anomalies are highly prospective for gold. Significantly, the chargeability is stronger at depth than at the surface which explains why this area has received little previous attention and there is a lack of small miner activity. Dr. Chris Hale, P.Geo. consulting geophysicist who supervised the work and is a Qualified Person as defined by National Instrument 43-101 has recommended an initial program of 8 drill holes to test these anomalies. The targets have been ground checked and the hole locations confirmed. Drilling commenced at the end of June.

Dr. Bill Pearson, P.Geo. commented “The program at Orosi has accelerated significantly over the past two months with our improved understanding of the geology and distribution of gold mineralization. It is evident that the Mojon-Crimea structure extends much further to the northeast and the results of the IP survey have outlined strong anomalies on this structure as well as satellite ones with excellent potential to host significant gold mineralization. In addition, we have obtained a number of positive drilling results but also have a large backlog of some 1,500 samples pending. The completion of the new office and core logging facilities has greatly improved the efficiency of our exploration team.”

Mestiza-La India Area

At Mestiza-La India, located 70 kilometres east of Limon, as previously reported, Magnetic, Resistivity and Induced Polarization (IP) surveys have been conducted on approximately 45 line kilometres of new exploration grid oriented perpendicular to the Tatiana vein crossing the Mestiza property, along with geological mapping, sampling, prospecting and data compilation. Preliminary geological mapping indicates that a complete epithermal system is exposed from the lower intrusive at La India 10 kilometres to the southeast to an area of high level quartz veining at Mestiza. Vertically, the system appears to extend from about 500 metres to perhaps as much as 900 metres. Historic production from 1938 to 1955 at La India was 575,000 ounces of gold from 1.73 million tonnes grading 13.4 g Au/t. The Tatiana vein on the Mestiza property contains an inferred mineral resource of 558,000 tonnes at 8.80 g Au/t containing 158,600 ounces of gold (see Technical Report dated March 31, 2008 posted on SEDAR). This vein has now been traced for a strike length of 5 kilometres.

Significantly higher resistivity anomalies are associated with all of the major veins that are known on the property including the Tatiana, Espinito, Guapinol, and Constancia-America showings. These anomalies persist to the maximum search depth of the dipole array (n=8, a=25m). Resistivity and IP data show that the anomaly associated with the Espinito vein strengthens with depth where it is paired with a second resistive structure. A much stronger resistivity high with a strike length of over 800 metres is associated with the Guapinol vein in the middle of the Mestiza property. This anomaly persists to the maximum depth as sampled in both the resistivity and chargeability data. It provides a high priority drill target. A north-south trending resistive structure is located in the previously unexplored southwest part of the grid. This trend is potentially the northward strike extension of the La India vein onto the Mestiza property.

Eight (8) targets have been outlined for drilling including the Guapinol, Espinito, Norte de La India, and Tatiana anomalies. Planning is underway for a 2,500 metre drill program to evaluate these anomalies beginning in August 2008. Geological mapping, sampling and prospecting is continuing with trenching of selected areas also planned.

SAMPLING, ASSAYING AND QUALITY CONTROL

The core (NQ 47.6 mm) was logged, photographed and then sawn in half with one-half sent to the laboratory for analysis and the other half retained and stored on site. All core samples were prepared and assayed at the Company’s Limon Mine laboratories. The Limon mine laboratory has a separate preparation circuit for exploration samples so that these are prepared and analyzed separately from run-of-mine samples.

The Limon Mine laboratory uses normal industry procedures. The entire half-core samples are crushed to pass 10-mesh-size sieve, a 1/4 split is then pulverized to have greater than 90% passing the 200-mesh-sized sieve to produce a 100 gram homogenized sub-sample. A one-assay ton aliquot (a 29.2 gram sub-sample) is used for fire assaying with an atomic absorption (AA) or gravimetric finish to determine gold concentration. Internal quality control includes the use of blanks, duplicates and standards in every batch of samples. The Company also conducts internal check assaying. Regular external check assays are performed at a certified Canadian commercial laboratory and certified external reference standards are inserted into each batch.

Table 1A: Summary of Drilling Results, Santa Pancha, Limon Mine area

Hole(i)	From (metres)	To (metres)	Core Length (metres)	True Width (metres)	Gold (g/t)		Zone
					Uncut	Cut(ii)
LM-08-008	351.61	355.98	4.37	3.3	1.12		Santa Pancha
LM-08-009	302.17	304.62	2.45	2.0	3.83		Santa Pancha
LM-08-010	216.30	221.73	5.43	5.0	6.25		Santa Pancha
LM-08-011	202.61	206.75	4.14	3.9	1.45		Santa Pancha
LM-08-012	229.15	233.80	4.65	3.8	7.34		Santa Pancha
LM-08-013	195.97	214.25	18.28	15.4	8.76	6.21	Santa Pancha
LM-08-014	305.06	312.32	7.26	6.6	6.70		Santa Pancha
(i)	All holes are NQ core size
(ii)	High sample assays capped at 25 Au g/t following the practice at the Santa Pancha mine; the cut values were established geostatistically.

Table 1B: Collar Coordinates and Orientation of Drill Holes, Santa Pancha, Limón Mine

Hole	Easting	Northing	Elevation	Length (metres)	Az(i)	Dip(i)
LM-08-008	19484.00	13465.00	60.00	402.40	291	-61
LM-08-009	19457.00	13404.10	61.00	368.15	284	-71
LM-08-010	19393.40	13598.50	56.00	248.70	291	-60
LM-08-011	19363.50	13463.50	64.00	247.40	291	-42
LM-08-012	19363.50	13463.50	64.00	266.86	291	-57
LM-08-013	19385.00	13555.98	60.04	272.85	291	-58
LM-08-014	19457.50	13404.10	61.00	346.60	284	-52

(i)	All measurements are in metres except Azimuth (Az) and Dip which are measured in degrees.

Table 2A. Summary of Drilling Results San Juan and Victoria-Santa Maria Areas, Orosi Mine

Hole(i)	From (metres)	To (metres)	Core Length (metres)	True Width (metres)	Gold (g/t)		Zone
					Uncut	Cut(ii)
San Juan Target
SJ-08-007	50.29	55.16	4.87	4.3	2.13		San Juan
	62.93	65.07	2.14	1.9	18.28	13.26	San Juan
SJ-08-008	60.96	69.70	8.74	7.6	2.86		San Juan
SJ-08-009	117.87	119.87	2.00	4.0	0.59		San Juan
SJ-08-010	40.97	48.28	7.31	6.7	2.27		San Juan
SJ-08-011	151.37	157.19	5.82	5.1	1.31		San Juan
Drill Program Victoria-Santa Maria Target
VICSM-08-001	87.24	89.14	1.90	2.0	1.57		Vict-Sta. Ma.
VICSM-08-002	nsv						Vict-Sta. Ma.

VICSM-08-003	nsv	Vict-Sta. Ma.
VICSM-08-004	nsv	Vict-Sta. Ma.
VICSM-08-005	nsv	Vict-Sta. Ma.
(i)	All holes are NTW core size
(ii)	High sample assays capped at 25 Au g/t following the practice at the Santa Pancha mine; the cut values were established geostatistically.
(iii)	nsv = no significant values

Table 2B: Collar Coordinates and Orientation of Drill Holes, San Juan, Victoria-Santa Maria, Mojon, Los Angeles and Mojon targets, Orosi Mine

Hole	Easting	Northing	Elevation	Length (metres)	Az(i)	Dip(i)
San Juan
SJ-08-007	51355.00	48481.00	495.00	150.82	135	-50
SJ-08-008	51268.00	48427.00	478.00	129.54	135	-50
SJ-08-009	51248.00	48448.00	463.00	192.02	135	-50
SJ-08-010	51285.37	51185.33	482.00	234.69	135	-50
SJ-08-011	48934.51	51751.47	503.06	220.90	150	-60
SJ-08-012	51077.90	48309.12	474.25	132.58	170	-47
Victoria-Santa Maria
VICSM-08-001	49969.92	49553.89	477.50	316.99	330	-56
VICSM-08-002	50047.90	49623.16	502.01	225.55	330	-45
VICSM-08-003	50068.16	49587.56	491.66	278.89	330	-50
VICSM-08-004	49877.60	49516.45	473.86	220.98	330	-50
VICSM-08-005	49909.05	49463.36	492.53	201.16	330	-55
VICSM-08-006	49815.17	49427.71	498.51	164.59	330	-47

VICSM-08-007	49815.51	49427.06	489.62	160.02	330	-70
VICSM-08-008	49623.77	49506.80	453.12	280.41	150	-35
VICSM-08-009	49582.59	49427.22	457.84	245.36	150	-40
VICSM-08-010	49620.10	49362.26	448.89	152.40	150	-40
VICSM-08-011	49591.94	49199.19	467.68	246.88	325	-45
VICSM-08-012	49549.81	49284.49	466.81	123.44	360	-50
Los Angeles
AN-08-001	51827.83	49380.99	505.83	152.09	160	-50
AN-08-002	51941.03	49431.90	504.35	149.35	160	-50
AN-08-003	51656.26	49358.64	498.95	263.04	160	-50
Mojon
MJ-08-003	47999.94	49299.72	543.76	131.06	360	-50
MJ-08-004	47902.97	49269.62	559.37	249.93	360	-45
MJ-08-005	47901.57	49431.37	577.82	193.54	360	-45
MJ-08-006	48337.04	49553.42	569.64	274.32	190	-60
MJ-08-007	48235.88	49554.97	577.16	196.59	190	-50
MJ-08-008	47900.00	49330.00	573.90	166.41	180	-60
MJ-08-009	47981.00	49177.00	552.00	71.62	330	-45
(i)	All measurements are in metres except Azimuth (Az) and Dip which are measured in degrees.

QUALIFIED PERSON

Dr. Bill Pearson, P. Geo., Executive Vice President, Exploration for Central Sun Mining, is the Qualified Person responsible for the management of the exploration program and disclosure of the drill results as defined by National Instrument 43-101. The laboratory process reported herein and the internal quality control information are reviewed regularly by Dr. Pearson. Dr. Pearson has read and approved this news release.

About Central Sun Mining

The Company is a growing gold producer with mining and exploration activities focused in Nicaragua. The Company operates the Limon Mine in Nicaragua and is converting the Orosi Mine in Nicaragua to conventional milling to increase the annual gold output. It also holds an option to acquire a 100% interest in the Mestiza gold property which is located 70 kilometres by road east of the Limon Mine. The Company is focused on efficient and productive mining practices to establish high quality and cost effective operations. Central Sun Mining is committed to growth by optimizing current operations, expanding mineral reserves and resources at existing mines, exploring its extensive land holdings and seeking strategic mergers or acquisitions in the Americas.

For further information, please contact:

Andre Bharti, Investor Relations

CENTRAL SUN MINING INC.

(416) 860-0919; ir@centralsun.ca

Cautionary Note Regarding Forward-Looking Statements: This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the completion of the Company’s new strategic plan, the future financial or operating performance of the Company, its subsidiaries and its projects, the future price of gold, estimated recoveries under the milling plan, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital for the mill project, operating and exploration expenditures, costs and timing of the development of new deposits, outcome, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or required financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “General Development of the Business – Risks of the Business” in the Company’s annual information form for the year ended December 31, 2007 on file with the securities regulatory authorities in Canada and the Company’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities law.

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated or Inferred Resources

The information presented uses the terms “measured”, “indicated” and “inferred” mineral resources. United States investorsare advised that while such terms are recognized and required by Canadian regulations, the United States Securities and ExchangeCommission does not recognize these terms. "Inferred mineral resources" have a great amount of uncertainty as to their existence,and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever beupgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibilityor other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineralresources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any partof an inferred mineral resource exists, or is economically or legally mineable.

Figure 1: Limon Mine, Santa Pancha vertical longitudinal section

Figure 2: Orosi Mine, Plan View showing major exploration target areas